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Robert Kaul

Founder, President & CEO at Cloud DX, Inc.

Brooklyn, New York

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 Cloud DX

Massachusetts Institute of Technology - Sloan Schoo...

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I have nearly 30 years of experience in sales, marketing, operations and a successful track record leading early-stage technology companies, including Luna Technologies International Inc (where I served as Director of Operations) and ARA Safety Inc. (where I was COO). I was the founder & CEO o...

 **Cloud DX Augmented Reality.mp4**

 **Science Nonfiction**

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Cloud DX reaches a major milestone with announcement of 3rd party validation of Pulsewave accuracy for blood pressure.

 **Robert Kaul**
Published on LinkedIn

I'm very excited to share today's news: Pulsewave® by Cloud DX was studied by the New Brunswick Heart Center and Dalhousie Medicine New Brunswick, and found to be as accurate as the gold-standard intra-arterial catheter for blood pressure: http://tinyurl.com/plz4rm4 Results were presented by Dr Keith Brunt, one of the principal investigators, at the Canadian Cardiovascular Congress, the Canadian Hypertension Society Conference and the 7th Annua...

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Experience

Founder, CEO & President

Cloud DX

Sep 2014 – Present · 4 yrs 5 mos
Brooklyn NY

Cloud DX Inc. is a leading competitor in the highly regulated digital healthcare market now estimated to grow to $28 billion by 2018. We provide remote patient monitoring hardware and recurring revenue services in a friction-less, fully reimbursed transaction, coupled with a sales strategy that drives rapid adoption among US healthcare providers. Our US headquarters is located in the Brooklyn NY "tech triangle" and we have our west coast office in Los Angeles CA.



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Chief Executive Officer

Biosign Technologies Inc.

Aug 2012 – Aug 2014 · 2 yrs 1 mo

Markham ON

Biosign Technologies Inc. (TSXV: BIO) provides automated, computer enabled biomedical systems and devices. Key applications include the noninvasive monitoring of vital signs including blood pressure, pulse rate and breathing rate, enhanced with web services. The company's Pulsewave™ virtual medical instrument technology powers automated ... See more

President

Global Life Safety Group

Jul 2005 – Dec 2011 · 6 yrs 6 mos

Vancouver, Canada Area

Global Life Safety Group is a manufacturing and distribution Joint Venture with Eastern Concepts Ltd. The Group has offices and facilities located in Long Island City, New York and Vancouver, BC, Canada.

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Executive Vice President

Biosign Technologies Inc

Jul 2010 – Apr 2011 · 10 mos

Manhattan, New York City

Biosign manufactures and distributes biomedical monitoring systems. Key applications include intelligent systems for noninvasive monitoring of common health risks associated with blood pressure, glucose, and medication. The core UFIT®SYSTEM technology combines measurement, analysis, and rapid knowledge formation to support health monitorin... See more

Chief Executive Officer

Cloud Diagnostics LLC

2009 – 2010 · 1 yr

Cloud Diagnostics LLC was founded to take advantage of an opportunity to distribute the revolutionary Biosign Health Monitor System. In December 2009 we secured exclusive US rights to the technology. From January - June 2010 we assembled an amazing team of professionals, and acquired a portfolio of IP assets we needed to launch the produ... See more

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Education

Massachusetts Institute of Technology - Sloan School of Management

Certificate, Operations Strategy

2009 – 2009

This certificate course in Operations Strategy was taught by Dr. Don Rosenfield. Emphasis on industry best practice, and how to use Operations Strategy as a competitive differentiator.

The University of British Columbia

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I attended the Faculty of Extension continuing studies program, where I studied Entertainment Law.

Vancouver Film School
Certificate, Film & Television Production
2002 – 2003
Activities and Societies: Winner, Audience Choice Award at the 24 Hour Film Contest for "The Mother Load".

This Certificate included education in all aspects of Film, Television & New Media production, including story, financing, shooting, post-production, marketing and exhibition.

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Skills & Endorsements

Start-ups · 64

Endorsed by **Katrina Carroll-Foster and 3 others** who are highly skilled at this

Endorsed by **4 of Robert's colleagues at Cloud DX**

Strategic Planning · 47

Endorsed by **4 of Robert's colleagues at Cloud DX**

Entrepreneurship · 41

Endorsed by **Franne McNeal, Doctoral Candidate (ABD), MBA and 2 others** who are highly skilled at this

Endorsed by **3 of Robert's colleagues at Cloud DX**

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